

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)



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Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Deutsche Bank Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. (the Company) as of December 31, 2020 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.

March 1, 2021

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2020

(In millions, except share data)

Assets

Cash and cash equivalents	$	1,444
Cash segregated under federal and other regulations		273
Collateralized agreements and financings:		
Securities purchased under agreements to resell (includes fair value of $6,335)		25,177
Securities borrowed (includes fair value of $15,623)		21,499
		46,676
Financial instruments owned, at fair value (includes $15,518 of securities pledged as collateral)		18,393
Receivables:		
Brokers, dealers, and clearing organizations		3,160
Customers		561
Noncustomers		7
		3,728
Other assets		1,616
Total assets	$	72,130

Liabilities and Stockholder's Equity

Collateralized agreements and financings:		
Securities sold under agreements to repurchase (includes fair value of $20,083)	$	32,262
Securities loaned (includes fair value of $1,609)		5,553
		37,815
Payables:		
Noncustomers		3,590
Customers		2,841
Loans		779
Brokers, dealers, and clearing organizations		628
		7,838
Financial instruments sold, but not yet purchased, at fair value		11,950
Other liabilities		2,674
Total liabilities		60,277
Commitments, contingencies and guarantees (Notes 13 and 14)		
Stockholder's equity:		
Common stock, par value $1.00 per share (2,000 shares authorized, issued, and outstanding)		-
Additional paid-in capital		15,357
Accumulated deficit		(3,504)
Total stockholder's equity		11,853
Total liabilities and stockholder's equity	$	72,130

The accompanying notes are an integral part of these consolidated financial statements.

1) Organization

Deutsche Bank Securities Inc. (the Corporation) is a wholly-owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), an indirect wholly-owned subsidiary of DB USA Corporation (DBUSA), which is a direct, wholly-owned subsidiary of Deutsche Bank AG (DBAG), a German corporation. DBUSA is designated as the intermediate holding company (IHC) established to comply with certain requirements mandated, supervised and regulated by the Board of Governors of the Federal Reserve System (FRB).

The Corporation is registered as a securities broker dealer and investment adviser with the Securities and Exchange Commission (SEC), and as a Futures Commission Merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Corporation is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self-regulatory organizations. As an indirect subsidiary of DBUSA, the Corporation is indirectly subject to the regulatory oversight of the FRB.

In its capacity as a broker dealer and FCM, the Corporation clears securities and listed derivatives products for its customers, affiliates or itself on various exchanges of which the Corporation is a member. The Corporation provides trade execution services for a broad range of domestic and international clients and provides securities brokerage services to institutions. The Corporation provides a variety of capital raising, market making and brokerage services for its government, financial institution and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Corporation is also a primary dealer in U.S. government securities.

The Corporation, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which may have an impact on the Corporation's consolidated statement of financial condition and liquidity.

2) Significant Accounting Policies

a) *Basis of Presentation*

The Corporation's consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated statement of financial condition. The most significant of these estimates and assumptions relate to fair value measurements, income taxes and the provision for potential losses that may arise from litigation, regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, because of the inherent uncertainties in assumptions utilized by management, actual results could be different from these estimates.

The consolidated statement of financial condition of the Corporation includes all entities in which the Corporation has a controlling financial interest. The Corporation consolidates entities in which it has a majority voting interest when the voting interest entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity.

In the normal course of business, the Corporation may enter into various transactions involving variable interest entities (VIEs). The Corporation reviews its involvement with VIEs on a periodic basis and upon occurrence of certain triggering events to determine whether the Corporation is deemed to be the primary beneficiary in accordance with Accounting Standards Codification (ASC) 810, *Consolidation*.

As of December 31, 2020, the Corporation was not determined to be the primary beneficiary and, therefore, did not consolidate any VIEs.

The equity method of accounting is applied to investments when the Corporation does not have a controlling financial interest, but has the ability to significantly influence the operating and financial policies of the investee. Generally, this is when the Corporation has an investment greater than 20% but less than 50% in the voting stock or in substance in common stock of a corporation or 3% or more of limited partnership or limited liability corporation interests. Other factors that are considered in determining whether the Corporation has significant influence include representation on the entity's board of directors and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20% of the voting stock.

b) *Foreign Currency Translation*

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

c) *Cash and Cash Equivalents*

The Corporation defines cash equivalents as interest earning deposits and highly liquid securities with original maturities of three months or less. Due to the short-term nature of these instruments, the carrying value approximates fair value.

d) *Cash Segregated Under Federal and Other Regulations*

The Corporation segregates cash to satisfy rules regarding the protection of assets of customers as required by the CFTC. See note 17 for further information.

e) *Collateralized Agreements and Financings*

Collateralized agreements and financings consist of the following:

Reverse Repurchase and Repurchase Agreements – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally recorded at their contractual amounts, except for certain reverse repurchase and repurchase agreements for which the Corporation has elected the fair value option, see note 4 for further information. The Corporation's policy is to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity date that are also subject to a master netting agreement are presented net on the consolidated statement of financial condition when the requirements of ASC 210-20, *Offsetting*, are met. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements.

Securities Borrowed and Loaned – securities borrowed and loaned transactions are generally recorded at the amount of cash collateral advanced or received, except for certain securities borrowed and loaned transactions for which the Corporation has elected the fair value option, see note 4 for further information. On a daily basis, the Corporation monitors the market value of securities borrowed or loaned against the collateral value and the Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Additionally, the Corporation may receive

securities as collateral in securities-for-securities transactions. If the Corporation is the lender in these transactions, the Corporation reports the fair value of the securities received as collateral and the related obligation to return securities received as collateral in other assets and other liabilities on the consolidated statement of financial condition.

f) *Financial Instruments Owned and Financial Instruments Sold, at Fair Value*

Financial instruments owned and financial instruments sold, but not yet purchased, are comprised of securities purchased or sold short and derivative arrangements and are recognized on a trade date basis and recorded on the consolidated statement of financial condition at fair value in accordance with ASC 820, *Fair Value Measurement*.

The fair value of financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See note 4 for further information about fair value measurements.

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the consolidated statement of financial condition. Derivative contracts may be privately negotiated contracts, which are often referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange. All exchange-traded derivatives are cleared through central counterparties (CCPs), though the Corporation also uses CCP services to clear certain OTC derivative contracts. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

In active markets, fair value of derivatives is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques are applied. Valuation techniques include the use of valuation models, which are dependent on parameters including, but not limited to, current market prices of the underlying instruments, time value, yield curve, volatility, and correlation factors underlying the positions. The valuation process to determine fair value may result in adjustments to the valuation model outputs for factors such as liquidity, and counterparty credit risk.

Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis under ASC 210-20, *Offsetting*.

g) *Receivables and Payables – Customers, Noncustomers, and Brokers, Dealers and Clearing Organizations*

Receivables from and payables to customers and noncustomers include amounts related to cash and margin transactions. Noncustomer transactions primarily related to affiliates trading for their own account through the Corporation. Securities owned by customers and noncustomers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition. However, the Corporation records corresponding receivables or payables on a settlement-date basis in the event of fails to deliver securities to or receive securities from the aforementioned counterparties.

The Corporation also has receivables and payables for financial instruments sold to and purchased from brokers, dealers and clearing organizations, which include amounts due as a result of unsettled transactions, fails to deliver or receive securities, and deposits to satisfy collateral and margin requirements. See note 8 for additional information.

Receivables from customers, brokers, dealers and clearing organizations are subject to the assessment for expected credit losses. Margin loans within receivables from customers represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at specified minimum levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Corporation applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans, i.e. allowance for credit losses is considered zero if the fair value of the collateral is equal to or exceeds the amortized cost basis of the margin loan. The Corporation had no instances of credit exposure arising from inability of any counterparty to deliver required collateral.

Receivables from noncustomers are not subject to the assessment of expected credit losses, as they are related to transactions between the Corporation and the entities under DBAG's common control.

h) *Premises and Equipment*

Premises and equipment are stated at cost less accumulated depreciation and amortization and reported in other assets on the consolidated statement of financial condition. Depreciation is computed using the straight line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises owned and 7 to 10 years for furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, subject to an upper limit of 10 years.

The Corporation leases real estate and equipment for use in its operations under operating leases that do not contain material variable lease payments or residual value guarantees. The Corporation assesses whether an arrangement is a lease or contains a lease at inception of the arrangement. For arrangements considered leases, the Corporation records a right-of-use (ROU) asset and lease liability at the lease commencement date, which is the date that the underlying asset becomes available for use.

ROU assets, which represent the Corporation's right to use the underlying asset for the lease term, and the related lease liabilities, which represent the present value of the Corporation's obligations to make payments arising over the lease term, are reported in other assets and other liabilities, respectively, on the consolidated statement of financial condition.

The present value of the lease payments is calculated using the incremental borrowing rate at the lease commencement date, which reflects the fixed rate the Corporation would have to pay to borrow an amount equal to the future minimum lease payments over a similar term.

The Corporation has elected to account for lease components and non-lease components associated with its leases (e.g., common area maintenance costs) as a single lease component for its real estate and equipment leases, as permitted by ASC 842, *Leases*.

Under ASC 360-10, *Property, Plant, and Equipment*, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

i) *Other Intangible Assets*

Other intangible assets include amounts assigned to software developed or obtained for internal use and exchange memberships which are reported in other assets on the consolidated statement of financial condition. Amortization of other intangible assets with definite lives is recognized on a straight-line basis over the estimated useful life of the asset.

Other intangible assets are subject to impairment testing at least annually or if an event or a change in circumstances indicates the asset's carrying amount may be impaired. Under ASC 350, *Intangibles – Goodwill and Other*, a qualitative assessment is permitted for indefinite-lived intangibles to determine whether it is more likely than not that fair value is less than its carrying amount. If determined to be necessary, a quantitative impairment test is used to identify impairment and measure the impairment loss to be recognized. Impairment of indefinite-lived assets is based on the extent to which the carrying value exceeds fair value. Definite-lived intangible assets are reviewed and tested for impairment in accordance with ASC 360-10, which is discussed in the previous accounting policy for premises and equipment.

j) *Exchange Memberships*

The Corporation holds memberships/seats in the Chicago Mercantile Exchange (CME) and Intercontinental Exchange (ICE). As part of the membership/seat arrangement, it also holds shares or other interests (e.g., restricted shares) of these exchanges/clearing organizations. The CME membership interests are accounted for as intangible assets within other assets, initially valued at cost, and subsequently measured in accordance with ASC 350, *Intangibles – Goodwill and Other*. The CME restricted shares are treated as equity investments recorded at fair value and reported within financial instruments owned on the consolidated statement of financial condition. The ICE membership shares are recorded as equity investments held at cost and reported in other assets on the consolidated statement of financial condition.

k) *Payables – Loans*

Loans payable are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. Loans payable are comprised of short-term borrowings which are exclusively transacted with affiliates.

l) *Income Taxes*

The results of the Corporation are included on the consolidated U.S. federal income tax return and certain combined and unitary state tax returns of Deutsche Bank New York Branch (DBNY). In addition, the Corporation files tax returns in certain states on a stand-alone basis.

Deferred tax assets (DTAs) and deferred tax liabilities (DTLs) are recognized for the future tax benefit or expense created by temporary differences between the financial statement and tax reporting basis of assets and liabilities to the extent they are realizable. The Corporation utilizes a modified separate company method for its separate income tax computation. As such, the taxable income of the consolidated tax group of which the Corporation is a member is considered in evaluating whether DTAs are expected to be realized. A valuation allowance (VA) is established to reduce DTAs to the amounts management concludes are more likely than not to be realized.

Pursuant to a tax sharing agreement (TSA), the Corporation reimburses DBNY for its current tax liability in the event of the operating profits or is reimbursed by DBNY for the tax benefits of its Federal, New York State (NYS) and New York City (NYC) operating losses. Since the TSA

arrangement requires DBNY to pay the Corporation for the tax benefits of these operating losses, the associated net operating loss (NOL) DTAs are not recorded on the Corporation's statement of financial condition. In the event of a subsequent adjustment which results in a reduction of the tax benefit of previously reimbursed operating losses (e.g., as a result of impairment of DTAs or a reduction in tax rates), the Corporation is not obligated to repay DBNY. In the event of a subsequent adjustment which results in a permanent reduction of a specific tax benefit that was previously reimbursed (e.g., as a result of a disallowance by a tax authority of the tax benefits), the Corporation is obligated to repay DBNY.

ASC 740, *Income Taxes*, provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of any tax rate changes on DTAs and DTLs are recognized in the period during which such changes are enacted. DTAs and DTLs are included in other assets and other liabilities, respectively, on the consolidated statement of financial condition. See note 16 for additional information.

m) *Variable Interest Entities*

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest in a VIE, known as the primary beneficiary, consolidates the VIE. See note 7 for further information.

n) *Share-Based Compensation*

DBAG has a share ownership program granting certain employees of the Corporation stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is initially measured based on the grant-date fair value of the award in accordance with ASC 718, *Compensation – Stock Compensation*.

o) *Recent Accounting Developments*

Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In March 2020, the FASB issued ASU 2020-04 to provide optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. This ASU offers optional expedients for contract modifications due to the reference rate reform and that meet certain scope guidance as well as contemporaneous modifications of other contract terms related to the replacement of the reference rate. The amendments also include provisions which address such rate changes as it relates to hedging relationships. ASU 2020-04, as amended by ASU 2021-01, is effective as of March 12, 2020 through December 31, 2022. The Corporation adopted this ASU as of January 1, 2021 with no material impact on the consolidated statement of financial condition.

The following changes in accounting principle occurred during the year ended December 31, 2020 due to the adoption of recently issued accounting pronouncements by the FASB:

Financial Instruments-Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments*. This ASU introduces a new credit loss methodology, which replaces the incurred credit loss model with the Current Expected Credit Losses (CECL) model. Under CECL, lifetime expected credit losses are estimated at inception and over the life of financial instruments measured at amortized cost based on relevant factors, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU also modifies the accounting for expected credit losses related to certain purchased financial assets with deterioration in credit quality since origination and available-for-sale debt securities. ASU 2016-13, as amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, and ASU 2019-11, is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period.

The Corporation adopted this ASU as of January 1, 2020 using the modified retrospective approach with no material impact on the consolidated statement of financial condition. For certain financial assets, such as collateralized agreements and financings, the Corporation may require counterparties to deposit collateral with a market value equal to or in excess of the principal amount. As a practical expedient, the Corporation measures expected credit losses on such financial assets at amortized cost based on a comparison of the amortized cost basis and the fair value of the collateral as of the reporting date and determines the expectation of nonpayment to be zero if the amortized cost is fully collateralized. Additional disclosures required under ASC 326, including recent guidance related to COVID-19, were deemed immaterial both individually by financial instrument category and in the aggregate.

Fair Value Measurement (ASC 820): Disclosure Framework – Changes to the Disclosure Requirements to Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13 to amend fair value measurement disclosure requirements. This ASU removes the requirement for an entity to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the entity's policy for the timing of transfers between levels, or the valuation processes for Level 3 fair value measurements. New disclosure requirements include the weighted average of significant unobservable inputs and how the weighted average was calculated for recurring and nonrecurring Level 3 fair value measurements. For all entities, amendments are effective for annual reporting periods, and interim periods within annual periods, beginning after December 15, 2019. Early adoption is permitted for removed or modified disclosures, with delayed adoption allowed for additional disclosures required under this guidance. The Corporation elected to early adopt the removed and modified disclosure provisions as of December 31, 2018. Additional disclosures required under this guidance were adopted as of January 1, 2020. See note 4 for further information

3) **Impact of DBAG's Transformation**

On July 7, 2019 DBAG announced a transformation intended to enable DBAG to become more profitable, improve stockholder returns and drive long-term growth (Restructure). As a part of the Restructure, the Capital Release Unit (CRU) was created to accelerate the wind down or disposal of non-strategic assets. As of December 31, 2020, total assets and total liabilities within the Corporation's CRU were $7.2 billion and $7.1 billion, respectively.

In connection with the Restructure, DBAG entered into a Master Transaction Agreement (MTA) for the transfer of the Global Prime Finance and Electronic Equities platform to BNP Paribas. As provided in the MTA, continuity of service will be provided to the Corporation's Global Prime Finance and Electronic

Equities clients, with the objective to transfer technology and staff from the Corporation to BNP Paribas by the end of 2021.

4) **Fair Value Measurements**

ASC 820, *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard also prioritizes the inputs to valuation techniques used to measure fair value based on whether such inputs are observable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Corporation's market assumptions.

Basis of Fair Value Measurements

The three levels of the fair value hierarchy are described below:

Level 1:   Quoted prices for identical instruments in active markets. An active market requires transactions to occur with sufficient frequency and volume to provide pricing information on an ongoing basis (i.e., the Level 1 liquidity test).

Level 2:   Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3:   Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

The hierarchy requires the use of observable market data when available. The Corporation considers relevant and observable market prices in its valuation where possible. For Level 1 classification, the Corporation performs a liquidity test which looks at frequency of trades in a given period. During the third quarter of 2020, the Corporation implemented refinements to its liquidity testing procedures related to the definition of an active market. The revised approach is expected to result in a more transparent and consistent fair value hierarchy classification.

Credit risk is an essential component of fair value. Cash products (e.g., bonds) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Corporation manages its exposure to credit risk as it does other market risks and will price, economically hedge and facilitate trades which involve credit risk.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Financial instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Corporation holds a large position and a sale could possibly impact the quoted price. Certain financial instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no

price transparency. Level 3 valuations are generally based on pricing models that generally include at least one significant unobservable input involving management assumptions such as proxy credit, swap spreads, collateral type differences, cash flows, performance, and other inputs.

The transaction price is typically used as the initial best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is calibrated to the transaction price. This valuation is adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

Management judgment is required to value financial instruments classified within Level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk adjusted discount rate for financial instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Corporation's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of financial instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

Collateralized agreements and financings

The Corporation elected the fair value option for certain portfolios of collateralized agreements and financings. Such collateralized agreements and financing are generally valued based on inputs with reasonable levels of price transparency and are generally classified within Level 2 of the fair value hierarchy. Fair value is derived using valuation techniques whereby future cash flows are discounted at the appropriate risk-adjusted discount rate. The risk-adjusted discount rate includes the consideration of the collateral received or pledged in the transaction. Where the risk-adjusted discount rate is not observable or readily available (primarily for long-dated repurchase agreements), a proxy discount rate may be used in the valuation.

The following are the different types of the Corporation's financial instruments and their related classification in the fair value hierarchy:

U.S. Treasury securities

U.S. Treasury bills, notes and bonds are classified as Level 1 of the fair value hierarchy and are valued based on quoted market prices in active markets. U.S. Treasury strips are subject to the Level 1 liquidity test. If a position is determined to be actively traded under the Level 1 liquidity test and quoted prices for identical instruments are available, it is categorized as Level 1 otherwise they are categorized as Level 2. U.S. Treasury strips are generally categorized as Level 2 of the fair value hierarchy as they are typically valued based on pricing sources with a reasonable level of price transparency or derived from a treasury curve.

U.S. Government agency obligations

U.S. Government agency obligations comprise three main categories consisting of agency-issued debt, agency mortgage pass-through securities, and agency collateralized mortgage obligations (CMOs). U.S. Government agency obligations that pass the Level 1 liquidity test are categorized as Level 1, otherwise

they are categorized as Level 2. While agency-issued debt can be either Level 1 or Level 2 depending upon how they are valued (i.e., quoted prices in an active market versus model derived), agency mortgage pass through securities and agency CMOs, are valued based on broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and are generally categorized as Level 2. If independent prices are not available, these are categorized as Level 3.

Other mortgage-backed securities (MBS)

Private label MBS are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Corporation considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models may be deployed to perform the valuation.

Private label MBS that pass the Level 1 liquidity test are categorized as Level 1, otherwise they are categorized as Level 2. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Asset-backed securities (ABS)

ABS include, but are not limited to, securities backed by aircrafts, auto loans, student loans, and credit card receivables. ABS that pass the Level 1 liquidity test are categorized as Level 1, otherwise they are categorized as Level 2. Valuations are determined using the Corporation's own trading activities for identical or similar instruments. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to collateral type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3.

Other debt securities

Other debt securities consist mainly of corporate bonds, including high yield bonds. Corporate bonds that pass the Level 1 liquidity test are classified as Level 1, otherwise they are classified as Level 2. If pricing or spread data is not available, valuation techniques (i.e., cash flow models) with unobservable inputs are used and the securities are classified as Level 3.

Equities

Exchange-traded equity securities are valued based on quoted prices from the exchange. Exchange-traded equity securities that pass the Level 1 liquidity test are categorized as Level 1, otherwise they are classified as Level 2.

Non-exchange traded equity securities (i.e., private equity) are measured primarily using prices observed through market comparables such as volatility and price and are categorized as Level 3.

State and municipal bond obligations

State and municipal bond values are based on independent prices obtained from third-party valuation services. State and municipal bond values are based on observable market prices of recently executed transactions for similar securities of comparable size. State and municipal bonds that pass the Level 1 liquidity test are classified as Level 1, otherwise they are classified as Level 2. State and municipal bond values are based on independent prices obtained from third-party valuation services of recently executed

transactions for similar securities of comparable size. If independent prices are not available, these are categorized as Level 3.

Derivatives

Derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are actively traded or not. The Corporation generally values exchange traded derivatives using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange traded derivatives and their underlying instruments. In such cases, exchange traded derivatives are generally classified within Level 1 of the fair value hierarchy.

The Corporation defines an active market based on liquidity of the product. Level 1 is composed of listed options within equity contracts that are within a range of 80% to 120% of the strike price coupled with an expiration date of less than six months.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Corporation generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence of observability. However, forward settling contracts such as To Be Announced securities may be categorized within Level 1 when the contracts are observable through significant daily trading volumes.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3 of the fair value hierarchy. Where the Corporation does not have corroborating market evidence of observability to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is based on the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Corporation updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Corporation cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

a) *Recurring Fair Value Measurements*

The following table sets forth by level within the fair value hierarchy financial instruments owned, at fair value, including those pledged as collateral, financial instruments sold, but not yet purchased, at fair value and other financial assets and financial liabilities accounted for at fair value on a recurring basis and under the fair value option as of December 31, 2020 (in millions).

Assets:	Level 1	Level 2	Level 3	Gross amount	Counterparty netting	Total
Collateralized agreements and financings	$ -	55,046	-	55,046	(33,088)	21,958
Financial instruments owned:						
Cash instruments:						
US Treasury securities	10,893	2,452	-	13,345	-	13,345
US Government agency obligations	289	1,645	-	1,934	-	1,934
Other mortgage-backed securities	-	275	2	277	-	277
Asset-backed securities	3	243	150	396	-	396
Other debt securities	1,359	595	27	1,981	-	1,981
Equities	208	91	30	329	-	329
State and municipal bond obligations	1	34	-	35	-	35
Total cash instruments	12,753	5,335	209	18,297	-	18,297
Derivatives:						
Interest rate contracts	-	80	-	80		
Equity contracts	-	13	-	13		
Other contracts	-	-	3	3		
Total derivatives	-	93	3	96	-	96
Total financial instruments owned	12,753	5,428	212	18,393	-	18,393
Total recurring fair value measurements	$ 12,753	60,474	212	73,439	(33,088)	40,351
Liabilities:						
Collateralized agreements and financings	$ -	54,546	234	54,780	(33,088)	21,692
Financial instruments sold, not yet purchased:						
Cash instruments:						
US Treasury securities	9,985	213	-	10,198	-	10,198
Other debt securities	1,340	109	2	1,451	-	1,451
Equities	260	22	-	282	-	282
Total cash instruments	11,585	344	2	11,931	-	11,931
Derivatives:						
Interest rate contracts	-	1	-	1		
Equity contracts	14	-	-	14		
Other contracts	1	-	3	4		
Total derivatives	15	1	3	19	-	19
Total financial instruments sold, not yet purchased	11,600	345	5	11,950	-	11,950
Total recurring fair value measurements	$ 11,600	54,891	239	66,730	(33,088)	33,642

b) *Level 3 Financial Assets/Financial Liabilities*

The following table presents the valuation techniques, nature, ranges and weighted averages of significant unobservable inputs generally used to determine the fair values (in millions) of each type of Level 3 financial asset/financial liability.

	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)[1][2]	Range		Weighted Average
Collateralized agreements and financings	$ -	234	Market approach	Repurchase agreement rate (bps)	81	148	99
Financial instruments owned and financial instruments sold, but not yet purchased: Cash instruments:							
Other mortgage-backed securities	2	-	Price based	Price ($)	0	87	7
Asset-backed securities	150	-	Discounted cash flow	Constant default rate (%)	2	2	2
			Discounted cash flow	Constant prepayment rate (%)	19	19	19
			Discounted cash flow	Credit spread (bps)	109	897	420
			Discounted cash flow	Recovery rate (%)	60	60	60
			Price based	Price ($)	62	100	89
Other debt securities	27	2	Discounted cash flow	Credit spread (bps)	394	394	394
			Price based	Price ($)	85	100	87
Equities	30	-	Price based	Price ($)	0	19	8
Total cash instruments	209	2					
Derivatives:							
Other contracts (Forward Contracts TBA's)	3	3	Market approach	Credit spread (bps)	0	40	20
	$ 212	239					

[1] The unoservable price input for equity instruments is price per share, whereas the unobservable price inputs for debt instruments are price as a percentage of par and price relative to the movement from par.

[2] Basis points abbreviated as bps.

The ranges represent the highest and lowest inputs used to value each type of instrument and the weighted averages are calculated by weighting each input by the relative fair value of the instruments. The ranges and weighted averages of these inputs vary across instrument and instrument type, therefore they are not a representation of the appropriateness of inputs to use when calculating the fair value of a particular instrument. In addition, the input range and weighted average values will vary from period-to-period and parameter-to parameter based on the characteristics of instruments held by the Corporation as of balance sheet date.

The Repurchase Agreement Rate is the annualized rate derived from transactions where two parties agree to buy or sell at pre-determined present and future prices.

The Price input is a significant unobservable input for certain fixed income instruments. For these instruments, the Price input is based on a par value of 100 and the fair value is determined using pricing data for comparable instruments. Securities that have embedded features and/or high coupons may be priced higher than par. The Price input is also a significant unobservable input for certain equity securities with the range of inputs varying depending upon the type, number of shares, and other factors.

Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value estimate for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher

CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash. As a general rule, the effect of the CPR on fair value is reflected in the price of an asset depending on whether the asset is at a discount or premium. In the former, a higher CPR will increase the fair value price; in the latter, it will decrease the fair value price.

The Credit Spread is the primary reflection of creditworthiness of an entity, and represents the premium or yield return above the benchmark reference instrument (typically London Interbank Offered Rate (LIBOR), or relevant treasury instrument, depending upon the asset being assessed), that a bond holder would require for the credit quality difference between that entity and the reference benchmark.

The Recovery Rate represents an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will lead to a higher valuation for a given bond position, if other parameters are held constant.

c) *Financial Instruments Not Measured at Fair Value*

A majority of the Corporation's financial assets and liabilities are carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at contractual amounts that approximate fair value include cash and cash equivalents, certain collateralized agreements and financings, and other receivables and payables. These financial assets and liabilities are classified as Level 2 within the fair value hierarchy due to their liquid or short-term nature, with the exception of cash and cash equivalents, which are classified as Level 1.

5) Derivative Activities

a) *Fair Value, Notional and Offsetting of Derivative Instruments*

The Corporation's derivative transactions are entered into for trading purposes, to facilitate customer transactions, or as a means of risk management of firm inventory positions. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives.

The following table sets forth the fair value and notional amount of the Corporation's derivative contracts by major product type as of December 31, 2020 (in millions):

	Fair value		Notional amount		
Contract type:	Assets	Liabilities	Exchange-traded	OTC	Total
Interest rate	$ 80	1	2,627	1,134	3,761
Equity	13	14	268	-	268
Other	3	4	-	7,539	7,539
Total gross derivatives	96	19	2,895	8,673	11,568
Net amounts presented in consolidated statement of financial condition	96	19			
Less: Cash collateral received/posted	(11)	-			
Net derivatives	$ 85	19			

While the notional amounts disclosed in the preceding table give an indication of the volume of the Corporation's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

The Corporation generally enters into International Swaps and Derivative Association, Inc. (ISDA) master netting agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Corporation requires collateral, cash, or securities in connection with its derivative transactions. Total net derivative assets and liabilities are adjusted on an aggregate basis to

take into consideration the effects of legally enforceable master netting agreements, if applicable, and have been reduced by the cash collateral received or paid.

The net derivative assets reflected in the preceding table are subject to credit risk which may arise from the failure of a counterparty to perform according to the terms of the contract.

6) Collateralized Agreements and Financings

The Corporation enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance its inventory positions.

a) *Trading Assets Pledged*

The Corporation pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned, at fair value on the consolidated statement of financial condition.

b) *Collateral Received*

As of December 31, 2020, the total fair value of collateral received where the Corporation was permitted to sell or re-pledge, excluding the impact of allowable netting, was $122.5 billion of which $98.9 billion has been sold or re pledged as collateral to meet margin requirements at clearing organizations and to facilitate short sales of customers, noncustomers, and the Corporation.

Collateral received under non-cash securities borrowed transactions includes collateral of $95 million that is not reflected on the consolidated statement of financial condition.

c) *Offsetting*

Reverse repurchase and repurchase agreements balances as well as securities borrowed and securities loaned balances with the same counterparties are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20, *Offsetting,* with the respective interest receivables and payables being reported gross.

The following table presents information about the offsetting of these instruments and related collateral amounts (in millions). See note 5 for information related to offsetting of derivatives.

	Gross amounts	Amounts offset in the statement of financial condition [1]	Net amounts presented on the statement of financial condition	Collateral received or pledged [2]	Net exposure [3]
Assets:					
Collateralized agreements and financings:					
Securities purchased under agreements to resell $	77,293	(52,116)	25,177	(19,341)	5,836
Securities borrowed	23,938	(2,439)	21,499	-	21,499
Total $	101,231	(54,555)	46,676	(19,341)	27,335
Liabilities:					
Collateralized agreements and financings:					
Securities sold under agreements to repurchase $	84,378	(52,116)	32,262	(32,262)	-
Securities loaned	7,992	(2,439)	5,553	(5,553)	-
Total $	92,370	(54,555)	37,815	(37,815)	-

[1] Includes collateral subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.

[2] Includes collateral subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45, but would be eligible for offsetting to the extent that an event of default occurs. Collateral is reflected at fair value, but has been limited to the net asset or liability by counterparty contract.

[3] Remaining exposures continue to be secured by collateral, but the Corporation may not have sought or been able to obtain a legal opinion evidencing enforceability of the right to offset.

The following table sets forth a disaggregation of the gross obligation of collateralized financings by type of collateral with the remaining contractual maturities of such financings (in millions).

	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase:					
US Treasury securities $	63,645	11,935	2,407	191	78,178
US Government agency obligations	2,632	-	-	56	2,688
Other mortgage-backed securities	704	-	-	-	704
Other debt securities	1,903	16	-	-	1,919
State and municipal securities	345	-	-	73	418
Asset-backed securities	285	-	-	-	285
Equitiy securities	-	180	-	-	180
Other	6	-	-	-	6
Total [1]	69,520	12,131	2,407	320	84,378
Securities loaned:					
US Treasury and agency securities	5,046	-	-	-	5,046
Equity securities	2,507	-	-	-	2,507
Other debt securities	433	-	-	-	433
Other	6	-	-	-	6
Total	7,992	-	-	-	7,992
Total collateralized financings $	77,512	12,131	2,407	320	92,370

[1] The Corporation's counterparties are permitted to sell or re-pledge $57.4 billion.

7) Variable Interest Entities

In connection with its underwriting and market making activities, the Corporation purchases and sells variable interests in VIEs that comprise primarily MBS and ABS issued by third party-sponsored VIEs. In addition, the Corporation may also underwrite and hold securities issued by VIEs that are created by an affiliate of the Corporation in connection with the affiliate's securitization activities. The Corporation also provides trustee, custody, and other administrative services to various securitization vehicles that are VIEs.

a) VIE Consolidation Analysis

The Corporation consolidates VIEs for which it is the primary beneficiary. The Corporation determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related-party relationships. The Corporation continuously reassesses its initial evaluation of an entity as a VIE to determine whether the VIE determination has changed. The Corporation reassesses its determination of whether the Corporation is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Corporation's assessment.

b) Consolidated VIEs

As of December 31, 2020, the Corporation did not consolidate any VIEs as the Corporation was not the primary beneficiary of any VIE.

c) Nonconsolidated VIEs

As of December 31, 2020, the Corporation held an equity interest in a VIE, DB Municipal Holdings LLC (DB Muni). The Corporation has not consolidated DB Muni as the Corporation was not the primary beneficiary. DB Muni, which is accounted for under the equity method, purchases tax-exempt municipal bonds financed by affiliates in order to receive interest income. As of December 31, 2020, the carrying amount of the equity interest was $61 million and is included in other assets on the consolidated statement of financial condition. The Corporation's maximum exposure to loss is limited to the carrying value of its investment.

The Corporation's variable interests in VIEs include debt securities and other financial instruments issued by third party-sponsored VIEs of which the Corporation determined it is not the primary beneficiary. Therefore, the Corporation is not required to consolidate these VIEs. The Corporation's exposure to loss as a result of its involvement is generally limited to its interests in these VIEs. The

following table sets forth the carrying amounts of variable interests held in nonconsolidated VIEs and the Corporation's maximum exposure to loss as of December 31, 2020 (in millions).

	Fair value of variable interests held	Maximum exposure of debt interests
Asset-backed securities	$ 396	396
Other mortgage-backed securities	277	277
	$ 673	673

The carrying values of variable interests in nonconsolidated VIEs in the preceding table are included in financial instruments owned, at fair value, on the consolidated statement of financial condition. The Corporation's maximum exposure to loss does not reflect the effect of economic hedges that are held to mitigate the risks associated with these variable interests. In addition, the Corporation has not provided any other support to the VIEs during the year that was not contractually required.

8) Receivable from and Payable to Customers and Brokers, Dealers, and Clearing Organizations

The following table summarizes amounts receivable from and payable to customers as of December 31, 2020 (in millions).

	Receivable	Payable
Securities failed to deliver/receive	$ 525	228
Margin balances	36	2,613
	$ 561	2,841

The following table summarizes amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2020 (in millions).

	Receivable	Payable
Securities failed to deliver/receive	$ 274	190
Receivable from/payable to clearing organizations [1]	2,501	298
Receivable from/payable to broker-dealers	359	-
Other [2]	26	140
	$ 3,160	628

[1] Includes cash deposits to satisfy various collateral and margin requirements and unsettled transactions, presented on a net basis.

[2] Includes cash collateral paid or received from initial and variable margin related to uncleared OTC derivative transactions where the Corporation acts on a principal basis.

9) Payables – Loans

The Corporation has access to funding wherein it may borrow cash directly from DBAG and indirectly through DB USA.

The following table summarizes the Corporation's short-term borrowings as of December 31, 2020 (in millions):

	Related party	Total	Weighted average interest rate
Short-term borrowings $	779	779	0.47 %

10) Other Assets and Other Liabilities

The significant components of the Corporation's other assets and other liabilities as of December 31, 2020, were as follows (in millions):

Other Assets:		
Accounts receivable and accrued interest and dividends	$	873
Deferred tax assets		483
Other investments		70
Premises and equipment		49
Other intangible assets		39
Other assets		102
	$	1,616
Other Liabilities:		
Accounts payable and accrued interest and dividends	$	1,381
Accrued compensation and benefits		762
Other accrued expenses		131
Current income tax liability		243
Lease liabilities		33
Other liabilities		124
	$	2,674

a) Premises and Equipment

The following table summarizes the composition of premises and equipment as of December 31, 2020 (in millions):

	Owned	Leased	Total
Buildings	$ -	46	46
Leasehold improvements	35	-	35
Furniture and equipment	56	-	56
Other	5	-	5
Total	$ 96	46	142
Less: accumulated depreciation	77	16	93
Carrying value	$ 19	30	49

Leases - the Corporation leases real estate for use in its operations under operating leases. The Corporation's leases have remaining lease terms ranging from less than 1 year to 10 years, some of which include options to extend or to terminate the leases. For the majority of leases entered into during the current period, the Corporation has concluded it is not reasonably certain that it would exercise the options to extend the lease or terminate the lease. Therefore, as of the lease commencement date, the lease terms generally do not include these options. The Corporation includes options to extend the lease when it is reasonably certain that it will exercise those options.

The following table presents the supplemental information as of December 31, 2020 (in millions).

Supplemental statement of financial condition information:		
Operating lease right-of-use assets[1]	$	30
Operating lease liabilites[2]		33
Weighted average remaining lease term - operating leases		5.9 years
Weighted average discount rate - operating leases		3.67%

[1] Included within other assets on the consolidated statement of financial condition.

[2] Included within other liabilities on the consolidated statement of financial condition.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 31, 2020 are presented in the following table (in millions).

Year ended:		
2021	$	8
2022		8
2023		6
2024		6
2025		2
2026 and thereafter		7
Total lease payments	$	37
Less: imputed interest		4
Present value of lease liabilities	$	33

b) *Other Intangible Assets*

The following table summarizes the composition of other intangible assets as of December 31, 2020 (in millions).

Software	$	75
Exchange memberships		2
Total		77
Less: accumulated amortization		38
Carrying value	$	39

11) Related Party Transactions

The Corporation participates in related party transactions with certain of its subsidiaries and affiliates. These transactions include collateralized financing transactions, prime brokerage services, derivatives clearing, trading management services, advisory services, charges for operational support services, and the borrowing and lending of funds. With the exception of loans payable, these transactions are generally short-term in nature and are entered into in the ordinary course of business. Related party financing transactions are also discussed in note 9.

a) Related Party Assets and Liabilities

The following table sets forth assets and liabilities with related parties as of December 31, 2020 (in millions):

Assets:		
Cash and cash equivalents[1]	$	249
Cash segregated under federal and other regulations		12
Securities purchased under agreements to resell		18,842
Securities borrowed		4,045
Financial instruments owned, at fair value		139
Receivable from customers[2]		22
Receivable from noncustomers		6
Receivable from brokers, dealers, and clearing organizations[3]		390
Other assets		570
Total assets	$	24,275
Liabilities:		
Securities sold under agreements to repurchase	$	14,105
Securities loaned		3,847
Payable to customers[2]		1,392
Payable to noncustomers		3,587
Payable to brokers, dealers, and clearing organizations[3]		20
Payables – loans		779
Financial instruments sold, but not yet purchased, at fair value		25
Other liabilities[4]		1,595
Total liabilities	$	25,350

[1] Cash and cash equivalents relates to cash accounts and deposits held at affiliates.

[2] Receivable from and payable to customers relate to transactions between the Corporation and DBAG affiliates on behalf of affiliates' customers.

[3] Receivable from and payable to brokers, dealers, and clearing organizations relate to margin balances held at affiliate brokers for trades executed on foreign exchanges where the Corporation is not a member.

[4] Other liabilities include current income tax liability due to affiliates of $243 million.

12) Risk Factors

a) *Market Risk*

Market risk is the potential loss the Corporation may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk arising from changes in interest rates, credit spreads, foreign exchange rates, equity prices, and commodity prices. The Corporation's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held; absolute and relative market rates; as well as volatilities and liquidity. The Corporation manages market risk through a market risk management framework, policies, limits as well as management information systems and reporting. A significant factor influencing the overall level of market risk to which the Corporation is exposed is its use of hedging techniques to mitigate such risk. As an independent risk function, Market Risk Management (MRM) implements the framework to systematically identify, assess, monitor and report the Corporation's market risk and to support its effective management and mitigation. In this capacity, MRM works closely with risk takers in the business units and other control and support groups to ensure that the business units optimize the risk/reward relationship and do not expose the Corporation to unacceptable losses outside of the Corporation's risk appetite.

b) *Credit Risk*

The Corporation acts as an FCM and a dealer of securities in the global capital markets and, consequently, incurs counterparty credit risk. Credit risk is measured by the loss the Corporation would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Corporation's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Corporation has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Corporation's exposure to counterparty credit risk. The Corporation may require counterparties to submit additional collateral when deemed necessary. The Corporation also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Corporation controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

For derivative products, credit risk exposure is measured based on mark-to-market values instead of the notional amounts which are not representative of the associated credit risk. The credit risk associated with exchange-traded futures and options (F&O) contracts and cleared OTC positions is largely mitigated as they are cleared by CCPs. Exchange-traded F&O require the daily settlement of changes in mark-to-market values, while the changes in mark-to-market values of cleared OTC positions are met with variation margin on a daily basis. For both exchange-traded F&O and cleared OTC exposures, initial margin posted to the CCP is a potential source of credit risk. Uncleared or bilaterally settled derivative transactions are negotiated contractual commitments possessing greater exposure to counterparty credit risk unless they are subject to regulation or contractually-mandated margin requirements for non-centrally cleared derivatives that require the posting of initial margin by the client in addition to any variation margin.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual obligations to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary,

the Corporation regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Corporation monitors credit risk on both an individual and group counterparty basis. The Corporation minimizes this risk through credit reviews, approvals, limits, as well as monitoring reports and procedures.

c) *Non-financial Risk*

The Corporation is exposed to non-financial risk arising from errors, whether inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. In addition, on a daily basis, the Corporation is highly dependent on its ability to process a large number of transactions in securities, repurchase agreements, and listed derivative products predominantly in US dollars. Management relies heavily on financial, accounting, and other data processing systems, some of which include manual processing components. If any of these processes or systems do not operate properly, are disabled, or are compromised, the Corporation could be subjected to financial loss, disruption to the Corporation's businesses or clients, regulatory action, or reputational damage.

The Corporation is also dependent on its employees to conduct the Corporation's business in accordance with applicable laws, regulations and generally accepted business standards. Employee misconduct, which includes but is not limited to, market and client related conduct, fraud and unauthorized trading, could result in a material impact to the Corporation in the form of financial losses, regulatory action, reputational damage, or client attrition impacting the Corporation's financial position. The Corporation is exposed to anti-money laundering (AML) related risks and implement controls to adhere to applicable laws and regulations. AML related breaches could also result in material impacts.

The Corporation operates in a legal and regulatory environment that exposes it to significant litigation risks. Failure to properly manage litigation or regulatory matters or properly interpret and apply applicable law, regulation, or rules may substantially and adversely affect the Corporation's planned results of operations, financial condition, and reputation.

The Corporation faces non-financial risk related to a substantial dependence on information technology (IT) and infrastructure as well as third-party vendors. Operational instability, malfunction or outage of the Corporation's IT systems or IT infrastructure could materially impact the Corporation's ability to perform core business functions and secure information assets, resulting in financial losses, additional costs for repairing systems, reputational damage, customer dissatisfaction or potential regulatory and litigation exposure. The Corporation's operational systems are subject to risk of cyber-attacks and other internet crime, which could result in material losses of client or customer information, damage the Corporation's reputation and lead to regulatory penalties and financial losses.

The relatively large size of the Corporation's clearing operations exposes the Corporation, its customers and third parties to losses should such operations fail to function properly. This could harm the Corporation's reputation and result in client attrition, which could materially affect the Corporation's results of operations. While contingency plans are in place, the Corporation's ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports its businesses and the communities in which they are located. This may include a disruption due to terrorist activities, disease pandemics (such as the COVID-19 outbreak currently being experienced), as well as disruptions involving electrical, communications, transportation or other services used by the Corporation or counterparts with whom the Corporation conducts business. Any such disruption could have a material adverse effect on our business and financial position.

COVID-19

Since early 2020, the COVID-19 pandemic continues to create a climate of uncertainty which has significantly impacted global economies and the Corporation's operating environment. Following severe gross domestic product contractions observed across all major economies, economic recovery is expected to occur during future periods as highly effective COVID-19 vaccinations become widely available and additional fiscal stimulus is provided to the U.S. economy. However, protracted waves of the pandemic, recurring lockdown restrictions and deeper risk aversion may amplify negative demand and supply chain effects as well as adversely impact global financial markets and economic growth. Accordingly, forecast uncertainty could likely remain unusually high due to the largely unprecedented nature of the COVID-19 crisis and significant downside risks observed in the short-term economic outlook.

The aforementioned external developments could impact the Corporation's ability to generate revenues. These developments could also negatively impact portfolios through rating changes and potential impairment of assets. The market volatility could also negatively impact the value of financial instruments and cause the Corporation to incur losses.

The higher uncertainty as well as the direct impact from the economic disruption can continue to lead to increased liquidity needs of clients resulting in increased margin calls and postings. In turn, this can result in an increase in related capital requirements and higher risk of losses in case of default as well as impact the way the Corporation manages liquidity. Further policy measures taken by central banks and governments may provide some mitigants in the short-term.

From an operational perspective and despite the business continuity and crisis management policies currently in place, travel restrictions, as well as the Corporation's decision to maximize the number of staff working from home may adversely impact business activities. The unprecedented move across global industries to conduct business away from primary office locations increases both the demand on technology infrastructure and third-party vendors and the risk of cyber-attacks which could lead to technology failures, security breaches, unauthorized access, loss or destruction of data, and unavailability of services.

Besides posing significant risks, the COVID-19 pandemic also presents potential opportunities for the Corporation to enhance customer experience through digitalization and reduce long-term costs such as real estate through continued high levels of working from home.

13) Commitments and Contingencies

   a) Commitments

Underwriting commitments – in the normal course of business, the Corporation enters into securities underwriting transactions. There were no commitments relating to such underwritings open as of December 31, 2020.

Forward secured financings – the Corporation had commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $18.8 billion and repurchase agreements of $26.7 billion as of December 31, 2020.

Membership commitments – as a member of the Fixed Income Clearing Corporation (FICC), the Corporation has a commitment to provide additional liquidity resources under the Capped Contingency Liquidity Facility (CCLF) by entering into resale agreements in the event of default of a significant netting member of the FICC. Membership commitments under the CCLF are determined bi-annually based on an allocation of potential cash settlement obligations arising from general trade volume on the

exchange (Regular Amount) as well as additional liquidity needs incurred by a member in excess of the Regular Amount during a six-month look-back period. As of December 31, 2020, the maximum amount of the Corporation's commitment to FICC under the CCLF was $7.2 billion while the carrying amount of the Corporation's contingent obligations was zero.

Other commitments –guaranteed employee bonuses totaled $3 million as of December 31, 2020.

b) *Legal Contingencies*

The Corporation operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Corporation is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business that claim substantial damages.

In accordance with ASC 450, Loss Contingencies, the Corporation will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Corporation cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Corporation continues to assess such matters and believes, based on information available, that the resolution of these matters will not have a material adverse effect on the financial condition of the Corporation.

For the Corporation's significant matters where an estimate can be made, the Corporation currently estimates that, as of December 31, 2020, the aggregate future loss, which is considered to be reasonably possible, was approximately $204 million.

This figure includes contingent liabilities on matters where the Corporation's potential liability is joint and several and where the Corporation expects any such liability to be paid by a third party.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Corporation, particularly at the preliminary stages of matters, and assumptions by the Corporation as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Corporation must exercise judgment and make estimates.

The matters for which the Corporation determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Corporation believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Corporation's potential maximum loss exposure for those matters.

The Corporation may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so for a number of reasons, including to avoid the

cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Corporation believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Corporation may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

The actions against the Corporation as of December 31, 2020 include, but are not limited to, the following (listed in alphabetical order):

Corporate Securities Matters

The Corporation regularly acts in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and is from time to time named as a defendant in litigation commenced by investors relating to those securities.

The Corporation, along with numerous other financial institutions, is a defendant in a consolidated putative class action lawsuit pending in the United States District Court for the District of New Jersey. The complaint asserts claims against the Corporation under Sections 11 and 12 of the Securities Act for alleged misstatements and omissions in the offering documents attendant to Valeant Pharmaceuticals International, Inc.'s (Valeant) issuance of senior notes in January 2015 and March 2015 (the Note Offerings), as well as Valeant's secondary offering of common stock in March 2015 (the Stock Offering). The Corporation acted as one of several initial purchasers of the Note Offerings and as one of several underwriters of the Stock Offering. On December 15, 2019, plaintiffs entered into a class settlement with all defendants (except for PricewaterhouseCoopers LLP), including the Corporation. The class settlement—which still must be approved by the court—would extinguish all claims against the settling defendants for a settlement amount of $1.2 billion (to be paid fully by Valeant, without contribution from the Corporation or any underwriters). The Special Master preliminarily approved the class settlement on January 23, 2020, and held a fairness hearing on May 27, 2020. On June 15, 2020, the Special Master issued a report in which he recommended the district court approve the settlement as fair. The Corporation and other financial institutions were also defendants in a class action lawsuit pending in the Superior Court of Quebec asserting statutory and civil claims against the Corporation for misrepresentations in primary market disclosures. On August 4, 2020, Valeant entered into a settlement of this matter with plaintiffs, on behalf of all remaining defendants, for a settlement amount of CAD 94 million (to be fully paid by Valeant, without contribution from the Corporation or any underwriters). The court approved the settlement on November 16, 2020. On January 2, 2018, several pension funds filed an additional suit in the District of New Jersey against Valeant and others, including the Corporation, asserting a negligent misrepresentation claim against the Corporation and another financial institution in connection with the March 2015 Note Offering. On September 26, 2018, the District of New Jersey dismissed the sole claim against the Corporation, subject to plaintiff's appellate rights. On January 4, 2018, a hedge fund and related entities filed suit in the Southern District of New York against Valeant and others, including the Corporation. The complaint asserts claims under Sections 11 and 12 of the Securities Act of 1933 in connection with the March 2015 Stock Offering. The action was later transferred to the District of New Jersey, and on September 14, 2018, the court denied the underwriter group's partial motion to dismiss the complaint. The matter is currently in discovery. On November 20, 2019, all defendants, including the Corporation, filed a motion for judgment on the pleadings. On June 26, 2020, the Special Master recommended that the claims against the underwriters be dismissed. The court's ruling on the motion is still pending. In connection with its role as an initial purchaser in the Note Offerings and an underwriter in the Stock Offering, the Corporation received a customary indemnification agreement from Valeant as issuer.

The Corporation, along with other underwriters of various securities offerings by SunEdison, Inc. and its majority-owned affiliate TerraForm Global, Inc., was named in certain securities putative class and individual actions filed beginning in October 2015 in state and federal courts. The complaints all alleged violations of the federal securities laws, and several of the individual actions also variously asserted claims under state securities laws and for common law negligent misrepresentation with respect to various offerings by SunEdison or TerraForm. The actions were transferred for pre-trial proceedings to a multi-district litigation (MDL) pending in the Southern District of New York. In the putative class action based on TerraForm's initial public offering, the issuer and plaintiffs entered into an agreement to resolve the action as to all defendants without contribution from the underwriters. On February 25, 2020, the court held a final settlement approval hearing for TerraForm's revised settlement agreement with class plaintiffs, approved the settlement, and entered final judgement dismissing all claims. The direct cases and causes of actions arising exclusively out of Terraform offerings were dismissed with prejudice in late December 2017 and early January 2018. On July 11, 2019, the parties in the class action based on SunEdison's August 18, 2015 offering of preferred stock entered into a settlement agreement. On October 25, 2019, the court approved the settlement on a final basis and entered final judgement in the action. On March 1, 2019, four of the individual cases based on SunEdison's preferred stock offering were dismissed with prejudice. On August 6, 2019, the plaintiffs in the remaining individual actions based on SunEdison's preferred stock offering filed amended complaints, and motions to dismiss the amended complaints were filed and are pending. On December 31, 2020, the parties to these remaining individual actions notified the court than an agreement to settle the actions has been reached and requested a brief informal stay to the litigation until February 15, 2021, while the parties finalize documentation of the agreed settlement. The underwriters, including the Corporation, received customary indemnification from SunEdison and Terraform in connection with the offerings, but the availability of indemnification from SunEdison was adversely impacted when SunEdison filed for bankruptcy protection on April 21, 2016 in the U.S. Bankruptcy Court for the Southern District of New York.

The Corporation was also named as a defendant in a lawsuit filed in the Superior Court of the State of California, County of San Francisco arising out of its role as an arranger of a term B/second lien loan to SunEdison, Inc. The complaint asserts state common law claims based on allegations that the Corporation misrepresented or failed to disclose to the second lien lenders certain facts about SunEdison's financial condition, including that SunEdison did not have sufficient liquidity. On July 15, 2019, the Corporation filed a demurrer, which was fully briefed. On July 8, 2020, the California court tentatively overruled the demurrer, and on July 13, 2020, the court issued a final decision overruling the demurrer. On September 2, 2020, DBSI filed a Cross-Complaint against the members of Plaintiff SESL to enforce DBSI's right to indemnification under the terms of the Second Lien Credit Agreement. Cross-Defendants filed a demurrer to the Cross-Complaint on November 25, 2020, and a hearing is tentatively scheduled for March 4, 2021. Discovery is ongoing.

The Corporation, along with numerous other financial institutions, has been named as a defendant in a putative consolidated class action lawsuit pending in the United States District Court for the Northern District of Texas regarding the initial public offering of Santander Consumer USA Holdings Inc. (Santander Consumer). The consolidated complaint asserts claims against the Corporation under Sections 11 and 12 of the Securities Act for alleged misstatements and omissions in the offering documents issued by Santander Consumer in connection with Santander Consumer's August 26, 2014 initial public offering. The Corporation acted as one of the underwriters on that initial public offering with other bank defendants. Jointly with the other bank defendants, the Corporation filed a motion to dismiss the Consolidated Complaint on December 18, 2015. On June 13, 2016, the court denied the issuer and underwriters' motions to dismiss. The parties have agreed to settle this matter, and on July

31, 2020, the plaintiffs filed an unopposed motion for preliminary approval of the settlement. The final settlement hearing was held on January 12, 2021, at which the court entered final judgement. In connection with its role as an underwriter of the initial public offering, the Corporation received a customary indemnification agreement from Santander Consumer as issuer.

Employment Litigation

The Corporation has been named as respondent in an arbitration proceeding brought by two former Managing Directors for breach of contract, unjust enrichment and violation of New York Labor Law for the failure to pay alleged formulaic bonuses based on an alleged oral promise. The Corporation answered the statement of claim on January 17, 2019. The hearing is scheduled to be held in June 2021.

Interbank and Dealer Offered Rates

The Corporation is, along with various other financial institutions, a defendant in multiple actions that have been coordinated as part of a multidistrict litigation alleging that it conspired to manipulate U.S. Dollar LIBOR (the U.S. Dollar LIBOR MDL) in the Southern District of New York. On December 20, 2016, the district court in the U.S. Dollar LIBOR MDL issued a ruling dismissing certain antitrust claims while allowing others to proceed. The district court's ruling indicated that antitrust claims brought against the Corporation by plaintiff Salix Capital US Inc., on its own behalf and as assignee of the FrontPoint Funds, could proceed, and that claims brought against the Corporation by plaintiffs Principal Funds, Inc. and related companies remained dismissed. On February 2, 2017, the court entered an order holding that claims against affiliates of LIBOR panel banks should be dismissed, and directed that the parties meet and confer to identify the particular entities to be dismissed as a result of this holding. Certain plaintiffs have appealed the district court's December 20, 2016 ruling; briefing of the appeal is complete and oral argument was heard on May 24, 2019. On July 8, 2019, plaintiffs Principal Funds, Inc., Principal Financial Group, Inc., and related companies filed revised amended complaints. On March 24, 2020, DBAG, the Corporation, and the plaintiff in the case concerning Salix Capital US Inc. stipulated to the dismissal of the plaintiff's claims against the Corporation and DBAG. The court dismissed the plaintiff's claims against DBAG and the Corporation on March 25, 2020.

Also coordinated as part of the U.S. Dollar LIBOR MDL is a putative class action brought by plaintiffs who allegedly traded exchange-listed Eurodollar futures and options (the exchange-based plaintiffs) and claim that defendants coordinated to make artificial USD LIBOR submissions. As is relevant to the Corporation, on April 15, 2016, the court denied the exchange-based plaintiffs' leave to add the Corporation as a defendant, on the basis that their proposed claims were untimely. On July 13, 2017, DBAG, the Corporation, and DB Group Services (UK) Limited entered into an agreement with plaintiffs to settle this action. The court granted the settlement final approval on September 17, 2020, and dismissed all claims against DBAG, the Corporation, and DB Group Services (UK) Limited.

In January and March 2019, plaintiffs filed three putative class action complaints in the U.S. District Court for the Southern District of New York against numerous financial institutions, including DBAG and the Corporation. The complaints allege that the defendants, members of the panel of banks that provided U.S. Dollar LIBOR submissions, the organization that administers LIBOR, and their affiliates, conspired to suppress USD LIBOR submissions from February 1, 2014 through the present. These actions were consolidated, and on July 1, 2019, the plaintiffs filed a consolidated amended complaint. On March 26, 2020, the court granted the defendants' motion to dismiss, dismissing all claims against DBAG and the Corporation. Plaintiffs have appealed that decision to the US Court of Appeals for the Second Circuit. Briefing of the appeal is complete. On December 28, 2020, DYJ Holdings, LLC filed a motion to intervene in the appeal as named plaintiff and proposed class representative, as one of the original named plaintiffs has withdrawn and dismissed its claims and the other two named plaintiffs

have expressed a desire to withdraw from the case. On January 7, 2021, defendants filed a motion to dismiss the appeal for lack of subject matter jurisdiction. Briefing of both motions is complete.

In August 2020, plaintiffs filed a non-class action in the U.S. District Court for the Northern District of California against several financial institutions, including DBAG and the Corporation, alleging that U.S. Dollar LIBOR has been suppressed through the present. On November 10, 2020, plaintiffs filed a motion for a preliminary and permanent injunction; briefing of that motion is complete. On November 11, 2020, certain defendants moved to transfer the action to the SDNY; briefing of that motion is complete.

DBAG has previously entered into settlements with U.S. and foreign government entities to resolve investigations into misconduct concerning the setting of certain interbank offered rates. The Corporation is not a named party to these settlements; however, the settlements may have an impact on the Corporation's ability to defend against associated litigations.

Interest Rate Swaps (IR Swaps) Market

On October 5, 2016, the CFTC issued a subpoena to DBAG and its affiliates, including the Corporation, seeking documents and information concerning the trading and clearing of IR Swaps. DBAG is cooperating fully in response to the subpoena and requests for information.

DBAG and the Corporation are defendants, along with numerous other IR Swaps dealer banks, in a multi-district antitrust civil class action filed in the United States District Court for the Southern District of New York involving class and competitor claims. The class action plaintiffs are consumers of IR Swaps. Competitor trading platforms TeraExchange, Javelin and TrueEx have also filed individual lawsuits. All of the cases have been consolidated for pretrial purposes. The plaintiffs filed second consolidated amended complaints on December 9, 2016 alleging that the banks conspired with TradeWeb and ICAP to prevent the establishment of exchange-traded IR Swaps. On July 28, 2017, defendants' motions to dismiss the second consolidated amended complaints were granted in part and denied in part. Class plaintiffs filed the Third Consolidated Amended Class Action Complaint on May 30, 2018. On August 7, 2018, TrueEx filed an amended complaint, which defendants moved to dismiss on August 28, 2018. On November 20, 2018, the court granted in part and denied in part defendant's motion to dismiss the amended TrueEx complaint. Class plaintiffs filed the Fourth Consolidated Amended Class Action complaint on March 22, 2019. Fact discovery in all cases closed on April 10, 2019 and the parties are currently briefing class certification issues. The class plaintiffs filed a motion to certify a class on February 20, 2019, which is pending.

Mortgage-Related and Asset Backed Securities Matters and Investigation

Regulatory and Governmental Matters. The Corporation, along with certain affiliates (collectively referred to in these paragraphs as Deutsche Bank), received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale, valuation and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank cooperated fully in response to those subpoenas and requests for information. On January 17, 2017, Deutsche Bank executed a settlement with the U.S. Department of Justice (DOJ) to resolve potential claims related to its RMBS business conducted from 2005 to 2007. Under the settlement, Deutsche Bank paid a civil monetary penalty of $3.1 billion and provided $4.1 billion in consumer relief. Deutsche Bank's consumer relief obligations were completed in July 2020.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General (Maryland AG) seeking information concerning Deutsche Bank's RMBS and CDO businesses from 2002-2009. On June 1, 2017, Deutsche Bank and the Maryland AG executed a settlement agreement to resolve the matter for $15 million in cash and $80 million in consumer relief to be allocated from the overall $4.1 billion consumer relief obligation agreed to as part of Deutsche Bank's settlement with the DOJ.

Deutsche Bank has recorded provisions with respect to some of the outstanding regulatory investigations, a portion of which relate to the consumer relief being provided under the DOJ settlement.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described in the following paragraphs allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

The Corporation is a defendant in a putative class action relating to its role as underwriter of six RMBS issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. The lawsuit was brought by plaintiffs representing a class of investors who purchased certificates in those offerings. The parties reached a settlement agreement to resolve the matter for a total of $165 million, a portion of which was paid by the Corporation. On August 30, 2017, the Federal Housing Finance Agency and the Federal Home Loan Mortgage Corporation (together, "FHFA") filed an objection to the settlement and shortly thereafter appealed the district court's denial of their request to stay settlement approval proceedings, which appeal was ultimately resolved against FHFA. The court overruled FHFA's objection and approved the settlement following a hearing on March 7, 2019. FHFA filed an appeal on June 28, 2019.

The Corporation is a defendant in an action related to RMBS offerings brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for Citizens National Bank and Strategic Capital Bank (alleging an unspecified amount in damages against all defendants). In this action, the appellate court reinstated claims previously dismissed on statute of limitations grounds and a petition for rehearing and certiorari to the U.S. Supreme Court was denied. On July 31, 2017, the FDIC filed a second amended

complaint, which defendants moved to dismiss on September 14, 2017. On October 18, 2019, defendants' motion to dismiss was denied.

In the actions against the Corporation solely as an underwriter of other issuers' RMBS offerings, the Corporation has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now, or may in the future be, in bankruptcy or otherwise defunct.

Precious Metals Investigations and Litigations

DBAG had received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. DBAG has cooperated with these investigations. On January 29, 2018, DBAG entered into a $30 million settlement with the US Commodity Futures Trading Commission (CFTC) concerning spoofing, and manipulation and attempted manipulation in precious metals futures and of stop loss orders. On January 8, 2021, DBAG entered into a deferred prosecution agreement (DPA) with the U.S. Department of Justice (DOJ) concerning spoofing and FCPA conduct. As part of its obligations in the DPA, DBAG agreed to pay approximately $8 million, of which approximately $6 million would be credited by virtue of the aforementioned CFTC resolution.

DBAG and various affiliates are defendants in two consolidated class action lawsuits pending in the U.S. District Court for the Southern District of New York. The suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act and related state law arising out of the alleged manipulation of gold and silver prices. The Gold action named DBAG as a defendant; the Silver action named DBAG, the Corporation, DBNY, Deutsche Bank Trust Corporation, Deutsche Bank Trust Company Americas (DBTCA), Deutsche Bank Americas Holding Corp. (DBAH), and Deutsche Bank US Financial Markets Holding Corporation as defendants. The defendants reached agreements to settle the Gold action for $60 million and the Silver action for $38 million, which remain subject to final court approval.

Other legal matters pertaining to precious metals trading and related conduct on the part of DBAG and its affiliates were previously resolved.

Raymond James Claims

The Corporation has been notified of a threatened claim by Raymond James Financial, Inc. and Raymond James & Associates, Inc. (together, "Raymond James"). In September 2016, DBSI and Raymond James entered a suite of linkage agreements to facilitate Raymond James's acquisition of a portion of the US Private Client Services (PCS) unit of Deutsche Asset & Wealth Management. Raymond James claims that DBSI breached several of those linkage agreements by failing to provide promised services or fees, and threatened legal action if the parties cannot resolve the dispute.

Recordkeeping Investigation

The Corporation entered into a Letter of Acceptance, Waiver and Consent (AWC) with FINRA on December 31, 2020, which resolved the matter for $2.5 million. FINRA found that from 1998 to 2017, DBSI did not establish and maintain a supervisory system reasonably designed to achieve compliance with its record retention obligations. FINRA noted that the Corporation undertook remediation efforts to address its record retention obligations.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations

DBAG has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. DBAG is cooperating with these investigations.

DBAG and the Corporation are a defendants in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of antitrust law. On May 8, 2016, direct market participants filed class actions relating to SSA bond trading; DBAG and the Corporation have reached an agreement to settle the actions by direct market participants in SSA bonds for the amount of $48.5 million, which is pending court approval; a final Fairness Hearing is scheduled for December 3, 2020. In February 2019, alleged indirect market participants filed a class action relating to SSA bond trading, which is in its early stages. In March 2018, alleged market participants filed a class action relating to Mexican government bond trading. In October 2019, the court granted defendants' motion to dismiss plaintiffs' consolidated amended complaint without prejudice. In December 2019, plaintiffs filed a Second Amended Complaint, which defendants moved to dismiss on February 21, 2020. On November 30, 2020, the court dismissed the Second Amended Complaint without prejudice for lack of personal jurisdiction. On January 22, 2021, DBAG was notified that the Mexican competition authority, COFECE, reached a resolution that imposes fines against DB Mexico and two of its former traders, as well as six other financial institutions and nine other traders, for engaging in alleged monopolistic practices in the Mexican government bond secondary market, which may be appealed. In February 2019, alleged market participants filed class actions relating to US Agency bond trading, which were consolidated under a single case heading in April 2019. On September 3, 2019, the court denied a motion to dismiss the complaint. The Corporation has reached an agreement to settle the class action for the amount of $15 million, which amount was already fully reflected in existing litigation reserves and no additional provision was taken for this settlement amount. The court granted preliminary approval over the settlement on October 29, 2019, supported by an opinion dated November 8, 2019. The court held a final Fairness Hearing on June 9, 2020. On June 18, 2020, the court entered final judgement approving the class action settlement with the Corporation and separately as to the class action settlements with the other defendants, which will result in a total of $386.5 million paid to the settlement class. A separate action was filed in the US District Court for the Middle District of Louisiana on September 23, 2019, which was dismissed with prejudice as to DBAG and the Corporation by stipulation on October 30, 2019.

DBAG, the Corporation, and DBSL are also defendants in actions filed in Canada on November 7, 2017 and December 5, 2017, which relate to SSA bond trading and which are in early stages.

Tax-Related Litigation

Over the past several years, DBAG and certain of its affiliates, including DBTCA and the Corporation, along with current and/or former employees, collectively have been named as defendants in a number of state and federal legal proceedings brought by customers in various tax-oriented transactions in which DBAG participated between 1999 and 2002, and which are generally the subject of a non-prosecution agreement DBAG entered into with the U.S. Department of Justice in 2010. All but one of these legal proceedings have been resolved and dismissed with prejudice with respect to DBAG and its affiliates, including the Corporation. The remaining proceeding, pending in state court in Illinois, is currently in the pre-trial discovery stage. In that case, the customers allege that their accounting, legal and financial advisors, together with the Corporation and DBAG, improperly misled them into entering into financial products and services on which they claimed tax benefits that were ultimately rejected by

the U.S. Internal Revenue Service (IRS). DBAG, along with certain affiliates, including DBTCA and the Corporation, have received and resolved a number of unfiled claims as well.

Trust Preferred Securities

DBAG and certain of its affiliates and former officers, including the Corporation, were the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by DBAG and its affiliates between October 2006 and May 2008. In a series of opinions, the court dismissed all claims as to four of the six offerings, but allowed certain alleged omissions claims relating to the November 2007 and February 2008 offerings to proceed. On October 2, 2018, the district court certified a plaintiff class as to both offerings. On September 24, 2019, plaintiffs informed the court that the parties had reached a settlement agreement in principle to resolve the litigation, subject to court approval and final documentation. On November 15, 2019, the settlement agreement was executed and plaintiffs moved for preliminary approval of the settlement. On February 27, 2020, the court granted preliminary approval of the settlement. On June 11, 2020, the court granted final approval of the settlement and entered final judgement dismissing the litigation.

US Treasury Securities Investigations

DBAG, including affiliates such as the Corporation, has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. DBAG, including affiliates such as the Corporation, is cooperating with these investigations.

The Corporation was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the Southern District of New York. On November 15, 2017, plaintiffs filed a consolidated amended complaint, which did not name the Corporation as a defendant. On December 11, 2017, the court dismissed the Corporation from the class action without prejudice.

On June 18, 2020, the CFTC entered an order pursuant to settlement with the Corporation for alleged spoofing by two Tokyo-based traders between January and December 2013. Without admitting or denying the findings or conclusions therein, the Corporation consented to the entry of the order, including a civil monetary fine of $1.25 million.

US Treasury Spoofing Litigation

Following the Bank's settlement with the CFTC, five separate putative class actions were filed in the Northern District of Illinois against DBAG and the Corporation. The cases allege that DBAG and the Corporation participated in a scheme between January and December 2013 to spoof the market for U.S. Treasuries futures and options contracts and Eurodollars futures and options contracts. Plaintiffs filed a consolidated complaint on November 13, 2020. DBAG and the Corporation filed a motion to dismiss on January 15, 2021; briefing on motions to dismiss is set to conclude by April 16, 2021.

14) Obligations Under Guarantees

The Corporation has obligations under certain guarantee arrangements that meet the definition of a guarantee under ASC 460, *Guarantees*, including financial guarantees and other guarantees.

The following table summarizes the Corporation's financial guarantees issued as of December 31, 2020 (in millions):

	Maximum potential payout/notional years to maturity				Carrying	Collateral
Type of guarantee	Less than 1 year	1 to 5 years	Greater than 5 years	Total	amount of asset/(liability	/
Financial guarantees	174	-	-	174	-	-

a) *Financial Guarantees*

The Corporation utilizes Pershing LLC (Pershing), an unaffiliated broker dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Corporation's retail brokerage customers, within its Private Client businesses, on a fully disclosed basis. The Corporation is responsible for the initial and any subsequent margin requirement for any transaction in the event a customer of the Corporation were to fail to fulfill its obligation to Pershing. The Corporation is secured by assets in the customer's account. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

b) *Other Financial Guarantees*

The Corporation also provides guarantees to securities and derivatives clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Corporation's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its securities clearing business, the Corporation performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Corporation's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Corporation to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

15) Employee Benefit and Compensation Plans

a) *Defined Benefit Pension and Post-retirement Plans*

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Corporation participates in the DBAH Cash Account Pension Plan (CAPP), Postretirement Medical Plan (PRM) and Non-Qualified Pension Plan (NQPP).

CAPP is a qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. The policy for DBAH satisfies the minimum funding requirements under the Employee Retirement Security Act of 1974.

The PRM consists of qualified retiree medical plan for participants not eligible for Medicare and a health reimbursement arrangement for Medicare eligible participants. Generally, employees become eligible at age 55 with at least 10 years of employment service (age 50, for Deutsche Bank Severance Plan recipients).

The NQPP consists of legacy non-qualified pension arrangements for multiple plans from prior acquisitions and other employment agreements for senior executives.

b) *Defined Contribution Plan – Matched Savings Plan*

The Corporation participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan that covers substantially all U.S. employees. Employees who have completed six months of service are entitled to matching contributions.

c) *Share-Based Compensation Plan*

The Corporation participates in the Deutsche Bank Equity Plan, the Deutsche Bank Restricted Share Plan, and the Deutsche Bank Global Share Purchase Plan where DBAG grants employees of the Corporation deferred or restricted share awards.

Awards under the Equity Plan are deferred over a three to six year period. Awards under the Restricted Share Plan are fully vested and beneficially owned at the time of grant and released over three to six years. In line with regulatory requirements, these plans (both Equity and Restricted) include performance conditions based on Group and/or Divisional performance. Thus, there is the possibility that all or portions of the awards will be subject to forfeiture in the event of non-achievement of defined targets, in addition to forfeiture for other reasons including breach of policy or financial impairment.

Awards under the Global Share Purchase Plan are deferred for a period of one year before vesting and being released to plan participants. Participants will not receive their matching share award if they voluntarily terminate their employment during this period.

To the extent that the settlement price is less or greater than the price at grant date the Corporation is allocated a gain or loss based on the difference. For the year ended December 31, 2020, the Corporation was allocated a loss of approximately $52 million related to its portion of the overall net gain or loss realized by DBAG that was attributable to share-based awards granted to the Corporation's employees. These amounts have been reflected as an adjustment to the Corporation's additional paid-in capital.

d) *Cash-Based Compensation Plan*

The Corporation participates in two cash based plans of DBAG, the Deutsche Bank Restricted Incentive Plan (RIP) and the Deutsche Bank Restricted Cash Plan (RCP). Awards under the RIP are granted as deferred cash compensation, generally vesting over a three to five year period. Under the RCP, awards are vested and beneficially owned at the time of grant and are generally released over a three to five year period. In line with regulatory requirements, these plans (both RIP and RCP) include performance conditions based on Group and/or Divisional performance. Thus, there is the possibility that all or portions of the awards will be subject to forfeiture in the event of non-achievement of defined targets, in addition to forfeiture for other reasons, including breach of policy or financial impairment.

16) Income Taxes

a) *Deferred Tax Assets and Liabilities*

As of December 31, 2020, significant components of the Corporation's DTAs and DTLs were as follows (in millions):

Deferred tax assets:		
Accrued, but unpaid foreign related party expense	$	277
Deferred compensation		173
State and local tax net operating losses		20
Depreciation		18
Investment in securities		14
Lease liabilities		8
Litigation and other reserves		8
Gross deferred tax assets		518
Valuation allowance		(20)
Deferred tax assets, net of valuation allowance		498
Deferred tax liabilities:		
ROU assets		(5)
Pension and post-retirement benefits		(10)
Gross deferred tax liabilities		(15)
Net deferred tax assets	$	483

The Corporation participates in a TSA whereby it is reimbursed by Deutsche Bank New York Branch for the tax benefits of its operating losses and therefore, DTAs associated with NOLs generated from any federal, NYS, and NYC tax losses.

The state and local tax NOLs generated by the Corporation primarily related to NYS, California, and Pennsylvania. The following table summarizes the DTAs, related VAs, and NOL carryforwards as of December 31, 2020 (in millions).

State and local tax NOLs:	Gross deferred tax asset	Valuation allowance	Net deferred tax assets	NOL carryforwards	Begin to expire
New York	$ 8	(8)	-	115	2034
California	7	(7)	-	83	2028
Pennsylvania	3	(3)	-	35	2028

The Corporation utilizes a modified separate company method for its separate Corporation income tax computation. As such, the taxable income of the consolidated tax group of which the Corporation is a member is considered in evaluating whether DTAs are expected to be realized. As of December 31, 2020, the Corporation believes it is more likely than not that the results of future operations, taking into account the impact of DBAG's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

b) *Unrecognized Tax Benefits*

As of December 31, 2019 and December 31, 2020, the Corporation determined that it has no uncertain tax positions, interest, or penalties as defined within ASC Topic 740. In the next twelve months the Corporation believes that there will be no material changes to unrecognized tax benefits.

c) *Tax Examinations*

As of December 31, 2020, the consolidated group of which the Corporation is a member, is under examination by the IRS for tax years 2017 through 2018 and subject to examination for 2019. The combined/unitary states group of which the Corporation is a member is under audit or subject to examination for tax years 2014 through 2019. The Corporation is currently not under audit in separately filed states, but is subject to examination for tax years 2017 through 2019.

17) Regulatory Requirements

a) *SEC Uniform Net Capital Rule*

The Corporation is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital.

The Corporation has elected to use the alternative method, permitted by the SEC's Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, or 2% of aggregate debit balances arising from customer securities transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn nor cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2020, the Corporation had net capital of $8.5 billion, which was 1,414% of aggregate debit balances, and $8.3 billion in excess of the CFTC required minimum net capital.

b) *SEC Customer Protection Rule*

The Corporation is also subject to the SEC Rule 15c3-3 which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2020, the Corporation had $918 million of qualified securities segregated in a special reserve account for the exclusive benefit of customers. The qualified securities were received from securities purchased under resale agreements on the consolidated statement of financial condition.

As a clearing and carrying broker dealer and in accordance with SEC Rule 15c3-3, the Corporation computes a reserve requirement for the proprietary accounts of broker dealers (PAB). As of December 31, 2020, the Corporation had $1 million of U.S. Government securities segregated in a special reserve bank account for such requirement. The qualified securities were received from securities purchased under resale agreements on the consolidated statement of financial condition.

c) *Commodity Exchange Act - Regulated Commodities and Cleared OTC Derivatives*

As required under 4d(2) of the CEA and Commission regulation 30.7, the Corporation as an FCM must maintain in segregation amounts due to its customers. Assets segregated under these regulations as of December 31, 2020 totaled $2.7 billion and $668 million, respectively, which exceeded the requirements by $250 million and $150 million, respectively. The assets included $273 million of cash, $150 million of financial instruments owned, and $2.5 billion of receivables – brokers, dealers, and

clearing organizations. The assets also included $496 million of customer owned assets which are not reflected on the consolidated statement of financial condition.

18)   **Subsequent Events**

The Corporation has evaluated whether events or transactions have occurred after December 31, 2020 that would require recognition or disclosure on the consolidated statement of financial condition through March 1, 2021 which is the date the consolidated statement of financial condition was available to be issued. With the exception of the matters disclosed in note 13(b), no such events or transactions required recognition or disclosure on the consolidated statement of financial condition as of December 31, 2020.